EXHIBIT 99.1

NEWS FOR IMMEDIATE RELEASE

August 7, 2007

CONTACT:	Laura Tuthill
(949) 759-5900

AMBASSADORS INTERNATIONAL, INC. REPORTS SECOND QUARTER OF 2007

FINANCIAL RESULTS

NEWPORT BEACH, CA, August 7, 2007 - Ambassadors International, Inc. (NasdaqGM:AMIE) (the “Company”) reported revenue of $80.4 million for the three months ended June 30, 2007, up from $29.7 million for the three months ended June 30, 2006. In addition, the Company reported net income of $5.8 million, or $0.48 per diluted share, for the three months ended June 30, 2007, compared to net income of $1.7 million, or $0.15 per diluted share, for the three months ended June 30, 2006.

Our revenues increased $50.7 million in the second quarter of 2007 compared to 2006. For the quarter ended June 30, 2007, the increase in revenue was primarily related to increases within our marine and cruise operations. Our marine revenues increased $26.3 million related to the operations of Bellingham Marine that we acquired in July 2006. Our cruise revenue increased $25.4 million due to the operations acquired throughout 2006 and the Windstar Cruises acquisition in April 2007. During the quarter ended June 30, 2007, we operated nine ships compared to four ships operated during the quarter ended June 30, 2006. Our travel, incentive and event related revenue also increased $1.4 million due to an increase in business volume compared to the second quarter of 2006. These increases were partially offset by decreased net insurance premiums earned due to decreased business in 2007.

Our costs and operating expenses increased $53.7 million in the second quarter of 2007 compared to 2006. Our cruise operating expenses and other selling, general and administration and depreciation expenses associated with our cruise segment increased $30.6 million related to the increase in ships operated in each period. In addition, cost of marine revenue increased $20.9 million related to revenues generated from our new construction and shipyard operations which commenced during 2006.

On May 14, 2007, the Empress of the North ran aground in Southeast Alaska. No passengers or crew were injured during the incident. The ship was in dry dock for damage inspection and repairs for approximately eight weeks. As of June 30, 2007, we recorded in cruise operating expenses approximately $5.2 million in costs associated with ship repairs, passenger relocation and crew expenses incurred as a result of the incident. These expenses are offset by estimated insurance recoveries of $4.1 million. We estimate the overall negative impact of the cancelled revenue related to this incident to be approximately $6.2 million.

We reported other expense for the three months ended June 30, 2007 of $0.5 million, compared to other income of $1.0 million for the three months ended June 30, 2006. The decline was mainly the result of approximately $0.4 million of additional interest expense related to long-term debt assumed in our cruise acquisitions consummated in the first and second quarters of 2006 and $1.0 million of interest expense on our convertible notes issued in April 2007. In the second quarter of 2006, we were favorably impacted by realized gains of $0.7 million resulting from sales of available-for-sale securities, no comparable activity was completed in the second quarter of 2007. These decreases in other income were offset by $0.6 million of insurance recoveries received under our business interruption insurance which is a partial payment on our outstanding insurance claims for the Mississippi Queen® relating to the norovirus incident which occurred in October 2006.

We recorded an income tax benefit of $7.7 million for the three months ended June 30, 2007, compared to an income tax provision of $1.0 million for the three months ended June 30, 2006. The effective tax benefit rate for the three months ended June 30, 2007 was 402%, compared to a tax rate of 37% for the three months ended June 30, 2006. The change in the effective tax rate is related to the tax treatment associated with our international operations, primarily related to Windstar Cruises which was acquired in April 2007. We believe that substantially all of Windstar Cruises’ income, with the exception of our U.S. source income principally from the transportation, hotel and tour business, was derived from, or incidental to, the international operation of ships, and is therefore exempt from U.S. federal income taxes.

Recent News

On August 1, 2007, we announced that the current Congressional exemption on the Delta Queen® would not be extended beyond 2008 and announced 2008 as the farewell season for the Delta Queen®. The Company reviewed the remaining vessel value of the Delta Queen® for impairment noting that the asset was recoverable and no impairment charge was required as of June 30, 2007.

Conference Call

Ambassadors International, Inc. will host a conference call to discuss the results of operations on Wednesday, August 8, 2007 at 8:30 a.m. Pacific Daylight Time. Interested parties may join the call by dialing 866-632-2359, conference ID #: ANALYST. The conference call may also be joined via the Internet at www.ambassadors.com. For conference replay access, parties may dial 800-642-1687, conference ID #: 7356872 and follow the prompts or visit www.ambassadors.com. Post-call replay will be available two hours following the completion of our call.

About Ambassadors International, Inc.

Ambassadors International, Inc. is a cruise, marine, and travel and event company. The Company operates Windstar Cruises, an international, luxury cruise line and Majestic America Line, a North American river and coastal cruising company. The Company is also a global provider of construction and consulting services to marina owners. In addition, the Company provides travel and event services. The Company is headquartered in Newport Beach, California. In this press release, any reference to “Company,” “Ambassadors,” “management,” “we,” “us” and “our” refers to Ambassadors International, Inc. and its management team.

Forward-Looking Statements

This press release contains forward-looking statements, including without limitation, statements regarding anticipated U.S. tax exemptions and potential insurance recoveries, that involve various risks and uncertainties. The forward-looking statements contained in this release are based on our current expectations and entail various risks and uncertainties that could cause our actual results to differ materially from those suggested in our forward-looking statements. We believe that such risks and uncertainties include, among others, general economic and business conditions; overall conditions in the cruise, marine, travel and insurance industries; potential claims related to our reinsurance business; further declines in the fair market value of our investments; lower investment yields; unexpected events that disrupt the operations of our cruise operations; environmental related factors; our ability to successfully integrate the operations of companies or businesses we acquire and realize the expected benefits of our acquisitions; our ability to successfully and efficiently operate the businesses that we acquire; our ability to compete effectively in the U.S. and international cruise markets; our ability to compete effectively in the U.S. and international marina construction markets, including our ability to obtain construction contracts; our ability to effectively and efficiently manage our rapid growth; our ability to continue to identify attractive acquisition targets and consummate future acquisitions on favorable terms; our ability to accurately estimate contract risks; our ability to service our debt and other factors discussed more specifically in our annual, quarterly and periodic filings with the Securities and Exchange Commission on Form 10-K, 10-Q and 8-K. Any projections provided in this release are based on limited information currently available to management and are subject to change. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Additional Information

For further information please contact: Laura Tuthill of Ambassadors International, Inc. at (949) 759-5900.

Summary financial information is as follows (in thousands, except per share amounts):

	Three Months Ended June 30,
	2007	2006
	(unaudited)
Revenues:
Passenger ticket revenue	$39,800	$19,089
Onboard and other cruise revenue	7,391	2,680
Marine revenue	28,565	2,250
Travel, incentive and event related	4,476	3,108
Net insurance premiums earned	168	2,536

	80,400	29,663

Costs and operating expenses:
Cruise operating expenses	32,886	12,228
Cost of marine revenue	22,007	1,082
Selling and tour promotion	9,180	3,654
General and administrative	14,283	7,716
Depreciation and amortization	3,128	921
Loss and loss adjustment expenses	96	1,492
Insurance acquisition costs and other operating expenses	181	990

	81,761	28,083

Operating income (loss)	(1,361)	1,580

Other income (expense):
Interest and dividend income	1,067	894
Interest expense	(2,190)	(728)
Realized gains on sale of available-for-sale securities	—	735
Other, net	574	146

	(549)	1,047

Income (loss) before benefit for income taxes	(1,910)	2,627
Provision (benefit) for income taxes	(7,680)	967

Net income	$5,770	$1,660

Earnings per share:
Basic	$0.52	$0.15
Diluted	$0.48	$0.15

Weighted-average common shares outstanding:
Basic	11,083	10,898
Diluted	13,349	11,376

	Six Months Ended June 30,
	2007	2006
	(unaudited)
Revenues:
Passenger ticket revenue	$44,468	$20,375
Onboard and other cruise revenue	7,938	2,789
Marine revenue	52,049	2,420
Travel, incentive and event related	8,000	7,377
Net insurance premiums earned	822	5,020

	113,277	37,981

Costs and operating expenses:
Cruise operating expenses	39,656	14,557
Cost of marine revenue	41,451	1,082
Selling and tour promotion	15,948	5,193
General and administrative	25,603	12,559
Depreciation and amortization	4,688	1,392
Loss and loss adjustment expenses	474	2,857
Insurance acquisition costs and other operating expenses	518	2,033

	128,338	39,673

Operating loss	(15,061)	(1,692)

Other income (expense):
Interest and dividend income	1,759	1,835
Interest expense	(3,195)	(1,095)
Realized gains (loss) on sale of available-for-sale securities	(48)	747
Other, net	384	72

	(1,100)	1,559

Loss before benefit for income taxes	(16,161)	(133)
Benefit for income taxes	(13,369)	(73)

Net loss	$(2,792)	$(60)

Loss per share:
Basic	$(0.25)	$(0.01)
Diluted	$(0.25)	$(0.01)

Weighted-average common shares outstanding:
Basic	11,086	10,597
Diluted	11,086	10,597

In January 2007, we realigned our business segments. As of January 2007, we began reporting the following business segments: (i) Cruise, which includes the operations of Ambassadors Cruise Group, LLC (ii) Marine, which includes the operations of Ambassadors Marine Group, LLC, (iii) Travel and Events, which includes the operations of Ambassadors, LLC, and (iv) Corporate and Other, which consists of general corporate assets (primarily cash and cash equivalents and investments), the operations of Cypress Reinsurance, Ltd and other activities which are not directly related to our operating segments.

Summary of business segment information is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Revenue:
Cruise	$47,191	$21,769	$52,406	$23,164
Marine	28,565	2,250	52,049	2,420
Travel and Events	4,476	3,108	8,000	7,377
Corporate and Other	168	2,536	822	5,020

Total revenue	$80,400	$29,663	$113,277	$37,981

Operating income (loss):
Cruise	$(2,982)	$2,241	$(15,524)	$(1,433)
Marine	1,595	248	1,821	181
Travel and Events	1,272	132	1,633	1,560
Corporate and Other	(1,246)	(1,041)	(2,991)	(2,000)

Total operating income (loss)	$(1,361)	$1,580	$(15,061)	$(1,692)

Summary balance sheet information is as follows (in thousands):

	June 30, 2007	December 31, 2006
	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$30,834	$8,246
Restricted cash	42,082	11,127
Available-for-sale securities	3,199	37,807
Accounts and other receivables	40,382	25,077
Costs in excess of billings on construction contracts	6,625	7,061
Premiums receivable	11,939	14,549
Deferred policy acquisition costs	27	330
Reinsurance recoverable	1,243	2,152
Prepaid reinsurance premiums	24	252
Inventory	5,052	3,383
Deferred income taxes	1,583	1,606
Prepaid costs and other current assets	35,141	9,018

Total current assets	178,131	120,608
Property and equipment, net	222,223	118,630
Goodwill	9,181	9,181
Other intangibles	2,992	3,409
Deferred income taxes	307	297
Other assets	4,590	3,795

Total assets	$417,424	$255,920

Liabilities:
Current liabilities:
Accounts payable	$35,595	$18,270
Passenger and participant deposits	70,451	17,622
Accrued and other expenses	13,020	10,656
Billings in excess of costs on construction contracts	9,942	4,334
Loss and loss adjustment expense reserves	8,599	11,826
Unearned premiums	109	1,220
Deferred gain on retroactive reinsurance	—	19
Current portion of long-term debt	5,301	4,417

Total current liabilities	143,017	68,364
Long-term passenger and participant deposits	8	40
Long-term debt, net of current portion and discount	163,621	71,779

Total liabilities	306,646	140,183
Stockholders’ equity	110,778	115,737

Total liabilities and stockholders’ equity	$417,424	$255,920